                  U.S. Securities and Exchange Commission
                           Washington, D.C. 20549


                               Form 10-SB/A-3


               GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                           SMALL BUSINESS ISSUERS

    Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                        BIOPULSE INTERNATIONAL, INC.
               ----------------------------------------------
               (Name of Small Business Issuer in its charter)



          NEVADA                                             87-0634278
-------------------------------                        --------------------
(State or other jurisdiction of                        (I.R.S. Employer
 incorporation or organization)                         Identification No.)


 10421 South Jordan Gateway, Suite 500, South Jordan, Utah          84095
-----------------------------------------------------------        -------
     (Address of principal executive Offices)                    (Zip Code)


Issuer's telephone number:  (801) 523-0101


Securities to be registered under Section 12(b) of the Act:  None


Securities to be registered under Section 12(g) of the Act:

                       Common Shares, par value $.001
                      --------------------------------
                              (Title of Class)



               INFORMATION REQUIRED IN REGISTRATION STATEMENT
              ------------------------------------------------

     This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology is intended to identify forward-looking statements. These statement by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company's chose industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

                                   PART 1
                                  -------

Item 1.   Description of Business
---------------------------------
Overview
--------
     BioPulse International, Inc., (the "Company" or "BioPulse") was incorporated in the state of Nevada on July 13, 1984 originally under the name Universal Financial Capital Corp. The Company changed its name in September 1985 to International Sensor Technologies, Inc. As International Sensor Technologies, Inc., the Company incurred heavy losses and no revenue from operations. The Company also experienced five years of inactivity. On January 12, 1999, the Company again changed its name to BioPulse International, Inc. when it acquired BioPulse, Inc. The company is considered to be in its early stages of market development. The company is in the business of managing drug and rehabilitation centers, integrated medicine clinics, and medical research programs.

     BioPulse offers a variety of alternative medicinal products and services, including dietary supplements, clinical procedures, and medical equipment from around the world. The Company's efforts focus on treatments for degenerative diseases such as cancer.

     During 1998, BioPulse identified the initial protocols to be included in the BioPulse treatment programs. The Company evaluated a variety of techniques and products before determining which ones were most appropriate. Some of the selected treatments have not yet been approved by the United States Food and Drug Administration ("the FDA"), so they can be made available only outside the United States. As a result, the Company made arrangements to manage clinics owned by licensed physicians in Mexico and Germany that would utilize these protocols. BioPulse has also developed a protocol for drug and alcohol treatment that can be used in the United States and elsewhere.

     BioPulse was founded to accomplish three objectives; (1) to identify, improve and integrate alternative medicine technologies from around the world; (2) to focus on treatment of debilitating diseases such as cancer; and (3) to improve human well-being by making these treatments available in clinics throughout the world.

                                     2

     BioPulse accomplishes these objectives through three distinct ongoing activities. First, the Company identifies beneficial medical treatments from around the world. Second, the Company evaluates selected treatments for inclusion in the BioPulse treatment programs. Third, the Company manages clinics that offer the BioPulse treatment programs.

Industry Background - Alternative Medicine
------------------------------------------
     Health care is one of the largest industries in the world, accounting for over 10% of U.S. GNP. Pharmaceutical companies alone spend over $8 billion per year in marketing.

     The "alternative medicine" industry includes a broad spectrum of products and services, ranging from chiropractic and herbal remedies to acupuncture and aroma therapy. Some segments of the industry are regulated through board certification and/or government agencies such as the FDA. Other segments are largely unregulated.

     While the term "alternative medicine" can include everything from herbal remedies to acupuncture, its meaning actually changes over time.
For example, herbal supplements that years ago were produced only by specialized manufacturers and sold primarily through health food stores are now produced by major pharmaceutical companies and sold in ordinary grocery stores. Once considered "alternative," these supplements are now more likely to be considered "traditional." Practices that are considered "alternative" in the United States, such as acupuncture, are considered "traditional" in other countries, such as China.

     The fluid nature of these classifications has led many industry observers to adopt the term "integrative medicine," reflecting the combination of "alternative" and "traditional" medical procedures.

     The integrated medicine industry as it currently exists presents significant problems for prospective patients. A goal of BioPulse will be to evaluate the effectiveness and safety of these modalities. The challenges confronting persons seeking integrated modalities include:

     Lack of standards.
     -------------------
     Many of the people seeking alternative medical treatment are motivated by desperation and fear. They can be susceptible to illegitimate practitioners who make unsubstantiated promises. There is a pressing need for documenting results of other non-traditional protocols. BioPulse intends to research and evaluate these results.

     Fragmentation.
     --------------
     The market for alternative medicine is highly fragmented and diverse, which leads to high costs. Most care is offered by stand-alone clinics that specialize in one treatment or another. Patients often visit multiple clinics searching for the appropriate treatment. There is a need for consolidation and standardization so patients seeking care can find effective treatment at an affordable cost.


                                     3

     Regulatory environment.
     -----------------------
     In the U.S., medical treatment is highly regulated by the FDA and other regulatory agencies. The FDA's objective is to assure that new products are safe and effective. There is a need for a concerted effort to conduct the research and provide the studies necessary to obtain U.S. regulatory approval of these treatments.

Business Model.
---------------
     BioPulse engages in clinic management as well as research and development of alternative medicine.

     The BioPulse treatment programs offered at these clinics are not exclusively "alternative." A better term to describe the treatment programs is "integrative medicine," because the programs are largely based on traditional medicine.

      The Company strives to accomplish its corporate objectives by engaging in the following activities:

1. Identify beneficial medical treatments from around the world. These treatments are often considered "alternative" in the United States, although they may be practiced regularly in the country of origin. To perform this function, the Company participates in health-oriented trade shows and forums; invites lecturers and specialists to visit clinics that use integrated treatment. BioPulse will engage in ongoing dialogue with health care providers and leaders in the alternative medicine industry who often introduce the Company to new medical treatments; visit clinics in other countries to learn about other treatments; and reviews periodicals that specialize in alternative treatments. For these purposes, "medical treatments" may include nutritional supplements, therapeutic devices or machines, and biofeedback devices, as well as treatment practices and medications.

There is worldwide expansion of research and development in medical technology and techniques. The Internet has made this knowledge more widely available than ever before. Many of the new treatments could be highly promising if documented properly.

The Company pays particular attention to identifying medical treatments that:

(1) could show promise if documented properly in fighting cancer, diabetes, and other degenerative diseases;
(2)  are not unsafe as practiced by qualified medical personnel; and
(3)  are cost effective for patients.

     BioPulse is focusing on the continuing improvement and evaluation of promising technology.

2.   Evaluate selected treatments for inclusion in the BioPulse treatment programs.
--------------------------------------------------------------------------
     Medical treatments that have shown promising results are evaluated for compatibility and suitability for inclusion in the treatment programs by the medical staff of clinics BioPulse serves. Those treatments that comply with the BioPulse treatment philosophy and are complementary to the BioPulse treatment objectives may be added to the BioPulse treatment programs.

                                     5

     One of the most prominent medical problems is cancer. There are a variety of theories about the causes of cancer and the appropriate types of treatment. BioPulse recognizes the difficulty and complexity of treating cancer and encourages its clients to seek the best treatment they can get anywhere they can get it.

     Without criticizing any particular theory or treatment, BioPulse focuses on proposed cancer treatments that may be effective for many people while allowing them to maintain overall health. BioPulse has a similar approach to other difficult diseases such as AIDS and heart disease. As a result, there is an ongoing need for evaluation and further research and development.

3.   Manage clinics in various locations.
-----------------------------------------
     The Company contracts with qualified medical care providers in various locations who provide the integrated treatment programs. BioPulse assists these providers by performing clinic management functions and research and development functions. These medical care providers are licensed in their respective jurisdictions for their respective fields of expertise and actually own the local clinics. The Company receives a management fee for its efforts and allows the clinics to use the BioPulse name to identify the availability of the integrated treatment programs at its facilities deemed acceptable to BioPulse and the medical personnel owning the clinics and conducting the treatment programs.

Scope of BioPulse Treatment Programs.
-------------------------------------
     The nature of medical care makes the industry one of the more heavily regulated sectors. In the United States, a variety of governmental agencies have jurisdiction over health care products and services. For example, each state has licensing boards that regulate the ability of individuals to work as physicians, nurses, or other health care providers. The Food and Drug Administration (FDA) regulates the use of drugs and other medicines within the United States. The Federal Trade Commission (FTC) regulates certain aspects of the practice of medicine, including advertising and marketing. Other countries have comparable regulatory frameworks.

     BioPulse strives to comply with all applicable laws, rules and regulations in the various jurisdictions in which it operates. BioPulse treatment programs focus on modalities that are allowed by the federal and state governments.

     The BioPulse treatment programs include a variety of "alternative" and "traditional" protocols approved by the treating physician.

     It is not feasible to describe all of the various protocols used in the BioPulse treatment programs. As with any health care facility, the treatment program for each patient depends on the physician's diagnosis of that particular patient.


                                     5

Business Conditions
-------------------

     The Company operates in a highly competitive environment. The Company believes its competitors to consist of the established medical communities, health spas and centers who provide similar health treatments and services, and other alternative medicine clinics. The company must compete against medical providers familiar with and controlling local markets. Further, the Company faces the existing and anticipated danger from large, well-established medical facilities and providers, which are powerful enough to create market "barriers" against the Company's services.

     The Company's objective is to provide affordable, effective alternative medical treatment to as many people as possible. To do so, the Company manages a comprehensive treatment program in Tijuana, Mexico that includes room and board. Actual costs depend on the particular treatments and tests provided for each patient. Patients are required to make a deposit prior to commencing any treatment program. The amount of the deposit depends on the nature of the treatment and the duration of the program. The cost may vary at other locations. These prices are competitive with known competition.

Marketing
---------

     During 1999, BioPulse, Inc., engaged in a variety of marketing efforts. While the Company believes the most effective marketing efforts are through customer referrals and word of mouth, a variety of additional marketing efforts are being undertaken. Among other things, the Company placed full page advertisements in Alternative Medicine magazine, Integrative Medicine magazine, and newsletters published by Clinical Pearls and the International Council for Health Freedom. The Company exhibited at several health industry trade shows during the year, including Whole Life Expositions and Conferences, Del Mar Health Expo, National Nutritional Foods Association Expo, and American Cancer Convention. It established a web page, www.BioPulse.com, which explains the company's treatment philosophy, protocols, and products. It made contacts with industry leaders and specialists, and sponsored a series of radio call-in shows and discussions. The Company is currently implementing a program of directly informing physicians, chiropractors and other alternative health care practitioners through both trade shows and trade publications. The Company is also evaluating other referral programs that are consistent with regulatory and ethical requirements.

     The Company plans to continue these marketing activities in the future, and is exploring a variety of additional marketing efforts, including advertising in newsletters and general interest magazines as well as industry magazines.

Principal Suppliers
-------------------
     Principal suppliers for the clinic are Abbott Laboratories, Merit Pharmaceuticals, Lakeside Pharmaceuticals, Water Oz of Idaho and Reliv International.


Patents, trademarks, licenses, etc.
-----------------------------------
     None

Governmental Approval
---------------------
     The nature of the Company's operation is international, spanning several countries. The activity of the Company is likely to vary among the different countries, due to different tax policy, and/or investment policy to be mandated by external entities, in passive and/or active form. The Company, in the course of its operation and during the planning phase, must undertake an in-depth examination of the situation in general and of the financial laws in particular, in each of the countries where the company will operate.

     Providing services and products require the provision of licenses by the relevant authorities of each country in which the Company intends to operate. The licenses required may vary among countries, but for most countries, the required license is to be obtained from the local Food & Drug Administration and the Department of Health. Meeting the particular country requirements and the time involved may have a negative impact upon the Company's activities in a specific country or area.

     The Company plans on obtaining all required federal and state permits, licenses, and bonds to operate its facilities. Compliance with such laws, regulations and ordinances may affect the Company's operation and may necessitate significant capital outlays. Failure to comply with applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of operations or injunction, as well as other regulatory action against the Company or its potential products and services.

     The company intends to operate a drug and alcohol rehabilitation center in the state of Utah for several months before opening additional facilities.

Environmental Law Costs and Effects
-----------------------------------
     Compliance with federal, state and local regulations pertaining to the discharge of materials into the environment or otherwise relating to the protection of the environment is not anticipated to have an impact on the company's capital expenditures, earning and competitive position.

Employees
---------
     The Company currently employs six administrative personnel. Each clinic employs its own staff. None of the Company's current employees are under collective bargaining contracts.

Reports to Security Holders
---------------------------
     Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange
Commission ("SEC").  The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth
Street, N.W., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that will contain reports and other information regarding the Company which may be viewed at http://www.sec.gov.
                                     7

Item 2:     Management's Discussion and Analysis or Plan of Operation
---------------------------------------------------------------------
     The following discussion contains comments about the financial condition of BioPulse International, Inc. for the Fiscal Year Ended July 31, 1999 and for the three months Ended October 21, 1999.

Results of Operations
---------------------
     BioPulse International, Inc. restarted operations after its merger with BioPulse Inc. during the fiscal year ended July 31, 1999. Operations began in January 1999. There are no prior periods to compare operations with for the Fiscal Year Ended July 31, 1999. There were no operations during the first three months of the last fiscal year to compare with the financial statements for the current fiscal year's interim period.

     As is typical with most new businesses, there is a period of time before the business is profitable. The market needs to be developed, employees trained, policies and procedures fine-tunes and the company needs to become known by and earn its reputation with its potential customers and clients. At the end of the fiscal year and interim period, BioPulse was still going through the startup process.

     Since restarting operations, BioPulse has been refining its operations and developing its market. BioPulse has advertised in periodicals targeting its potential patients, rented booths at trade shows and developed a good reputation by its results and by satisfied patients. Its fees started low and have increased as its market developed and as demand for its resources has increased.

     Subsequent to the end of the interim period, BioPulse has entered into a management agreement with an existing clinic in Germany. BioPulse will acquire equipment for the Germany clinic as well as train its staff in its methods and provide oversight of the clinic.

     BioPulse's fees are now at a profitable level. BioPulse is developing and is in the process of implementing financial and other management controls and procedures. Management expects BioPulse to operate profitable by the end of the current fiscal year and to show a profit for the fiscal year ending July 31, 2001.

Significant Elements of Income or Loss That Do Not Arise From Continuing Operations
-------------------------------------------------------------------------

     At the time of the merger of BioPulse International, Inc. and BioPulse, Inc. in January 1999, it was agreed to reimburse shareholders of BioPulse International, Inc. for expenses totaling $100,000. Prior to the merger, such expenses were incurred from accounting, legal and organizational expenses in the recapitalization of the Company. These payments were expensed on the Financial Statements for the fiscal year ending July 31, 1999.


Liquidity
---------

     The company has no significant liabilities to unrelated parties other than accounts payable. Funds were provided to finance the company during its development stage primarily by notes payable from related parties. A substantial block of stock (2,000,000 shares) was sold for $1,000,000 in notes receivable, but no payments were received on those notes as of the end of the fiscal year. By the end of the interim period, October 31, 1999, $669,000 has been collected. Subsequent to the end of the interim period, substantially all of the notes relating to the sale of stock have been collected.

     The proceeds from the stock sale is expected to provide liquidity for the company to carry the company through its development period.

Known Trends
------------
     There are no known trends, events or uncertainties that have had or that are reasonable expected to have a material impact on the net sales or revenues or income from continuing operations.

Material Commitments for Capital Expenditures and Capital Resources
--------------------------------------------------------------------
     There are no material commitments for capital expenditures. BioPulse has made all of the capital expenditures necessary to carry on its business. Any capital expenditures for expansion will be made when its current operations are profitable and out of that cash flow.

Item 3.     Description of Property
-----------------------------------

Property & Facilities
---------------------
     The Company currently leases 5,514 square feet of space in South Jordan, Utah for its administrative operations at a cost of $8,730.50 per month, which is calculated at the lease rate of $19 per square foot. The term of the lease is through the year 2003.

     The Company manages a 6,000 square foot clinic in Tijuana, Mexico owned by Dr. Jesus Omar Sanchez Tiznado. The Company owns medical equipment valued at $150,000 which is located at the clinic in Tijuana, Mexico.

     BioPulse does not own and is not obligated on the premises or any equipment utilized by the German clinic. The association between the German clinic and BioPulse began in November, 1999.


Item 4.  Security Ownership of Certain Beneficial Owners and Management
-----------------------------------------------------------------------

     The following table sets forth the name and the number of Common Stock of the Company, owned of record or beneficially, by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock ("Principal Shareholders"), and the name and share holding of each officer and director, and all officers and directors as a group:


Title of    Name and Address of       Amount and Nature of
Class       Beneficial Owner (1)      Beneficial Ownership  Percentage of Class
----------  ------------------------  --------------------  -------------------
Common      Stephen R. Fey (2)        336,500                5.54%
            Ivy Lane Row
            Provo, UT 84604

Common      F. Briton McConkie (2)    336,500                5.54%
            4014 Splendor Way
            Salt Lake City, UT 84124

Common      Loran Swensen(3)          1,004,200             16.53%
            10070 Chattle Cir.
            S. Jordan, UT 84095

Common      Jonathan Neville (3)      1,089,200             17.93%
            1089 Ridgetop Corp. Drive
            S. Jordan, UT 84095

Common      Robert Morrow (3)         317,600                5.23%
            1360 Bryan Ave.
            Salt Lake City, UT

Common      Cisalpine NV              600,000                9.88%
            Curacasbaaiweg 199
            Curacao Netherland,
            Antilles Island

Common      Deliman Corporation LTD.  600,000                9.88%
            P.O. Box 3161
            Roadtown Tortla, B.V.I.

Common      Montana Capital
            International             800,000                9.88%

------------------------------------------------------------------------------------
Common      Officers, Directors and   3,084,000             50.77%
            Nominees as a Group:
            (5 people)
------------------------------------------------------------------------------------
Total:                                4,884,000             80.41%
------------------------------------------------------------------------------------

                                     10

(1) The term "beneficial owner" refers to both the power of investment (the right to buy and sell) and rights of ownership (the right to received distributions from the company and proceeds from sales of the shares). Inasmuch as these rights or shares may be held by more than one person, each person who has a beneficial ownership interest in share is deemed to be the beneficial owner of all the shares. Therefore, the chart indicates that several persons may be deemed the beneficial owners of the same shares because there is shared power or investment or share rights of ownership.

(2) Officers of the Company

(3) Directors of the Company

     No beneficial owner of 5% or greater of the Company's stock or any officer or director has the right to acquire any amount of the Company's stock within sixty days, from options, warrants, rights, conversion privilege or similar obligations.

Change in Control
-----------------
     To the knowledge of the management, there are no present arrangements or pledges of the Company's securities that may result in a change in control of the Company.

Item 5.   Directors, Executive Officers, Promoters and Control  Persons.
------------------------------------------------------------------------
  The following table sets forth the name, age, and position of each executive officer and director and the term of office of each director of the Corporation.

NAME                AGE       POSITION                   DIRECTOR OR OFFICER SINCE
-----------------   -----     -----------------------    --------------------------
Stephen R. Fey      50        Chairman                   July 1998
                              Director

Jonathan Neville    45        President &                January 1999
                              Director

Jan Morse           38        Secretary                  September 1999

F. Briton McConkie  53        Director                   July 1998

Loran Swensen       42        Director                   January 1999

Robert Morrow       59        Director                   January 1999



  Each director serves for a period of one year or until his successor is duly elected and qualified. Officers serve at the will of the Board of Directors.


  The following sets forth certain biographical information relating to the Company's Officers and Directors:

  Jonathan Neville, Director.
  ---------------------------
  Mr. Neville is a graduate of Brigham Young University where he earned a B.S. in Agricultural Economics, an M.S. in Agribusiness, and a J.D.
After graduating, he clerked for H. Vern Payne, Chief Justice of the New Mexico Supreme Court. He then spent five years in the U.S. Air force as a Judge Advocate General. He became General Counsel for Genesis Seed Corporation in 1986, a national turf seed producer and distributor. In 1991, he co-founded Tempus Entertainment, Inc. After selling his interest in Tempus in 1993, he co-founded Multi-Dimensional Studios in 1994, a leading producer of 3D computer animation and videos. He has advised a variety of other startups and small companies, including Advanced Technologies Group, Inc., where he co-founded BioPulse, Inc., in 1998 with Mr. Swensen and Mr. Morrow. Since 1980 he has written of 30 volumes of the Legalines series for Harcourt Brace Jovanovich.

  Stephen R. Fey, Director.
  -------------------------
  Mr. Fey graduated from Brigham Young University with a B.S. degree in accounting. He received an MBA degree from the University of Southern California. Along with Mr. McConkie, Mr. Fey was a co-founder of Newport Equity Group, Inc., a financial planning and venture capital firm, and MedGroup, Inc., a medical management corporation specializing in physical and occupational rehabilitation. He served as CFO and director for seven years and since 1992 has been a consultant to MedGroup. Along with Mr. McConkie, Mr. Fey is co-founder of Wasatch Capital, a venture capital and management consulting firm.

  F. Briton McConkie, Jr., Director.
  ----------------------------------
  Mr McConkie is a graduate of the University of Utah. For seven years he was a marketing and product manager for Searle/Will Ross in Salt Lake City, Utah and Milwaukee, Wisconsin. He co-founded Newport Equity Group, Inc., of Provo, Utah, and served a Group Vice President from 1980 through 1985. Mr. McConkie also co-founded MedGroup, Inc., of Los Angeles, California, where he served as CEO from 1985 through 1993. Since then, he has been the Director of Venture Capital/Funding for First Securities, Inc., of Salt Lake City. Mr. McConkie is also a co-founder of Wasatch Capital.

  Loran Swensen, Director.
  ------------------------
  Mr. Swensen has been an entrepreneur since 1980 when he started his own company, Alternate Energy Corp., where he developed high insulating security windows. Mr. Swensen sold the business in 1981 and developed Home Based Business News. In 1984, Mr. Swensen co-founded three companies, Enhanced Simulation where he co-developed and patented a rotating motion simulator for the amusement industry, Multi-Dimensional Studios where he co-developed the MDS 3D EFX Thunder Theater and 3D movies, and Advanced technology Group were is co-developed the Realeyes 3D box. In 1985, Mr. Swensen founded Swensen Research Company where he developed Brain Neuro-Simulators which were sold throughout the medical industry.

  Robert E. Morrow, M.D., Director.
  ---------------------------------
  Dr. Morrow is a graduate of the University of Florida where he earned a B.S. in Chemistry, Biology and Psychology. He earned his M.D. from Jefferson Medical College and did a Rotating Internship at St. Vincent's
                                     12

Hospital in Indianapolis. Dr. Morrow participated in the Orthopedic Surgeon Residency Program with Indiana University Medical Center from 1965 until 1960, including a second year of Children's Orthopedics. Dr. Morrow worked as a full-time Faculty Instructor for the Department of Surgery Medical Center and Shiners Children's Hospital. He also worked as a part time Clinical Instructor and Assistant Clinical Professor at the Department of Orthopedic Surgery University of Utah Medical Center for 1961 until 1986. Dr. Morrow is a member of many groups and societies including a member of the American Academy of Orthopedic Surgeons, the Orthopedic Research Society, the American College of Surgeons, the American Academy of Anti-aging Medicine, and a founding member and officer of the American Spine Society. He has also served as a diplomat of the American Board of Orthopedic Surgery and as past President of the American Academy of Neurological and Orthopedic Surgeons. He has participated in various post-graduate and special courses including courses in: Advanced Neurophysiology in association with Harvard University, Electrodermal Testing and Homeopathy, Nutritional Medicine and Alternative Therapies. Additionally, Dr. Morrow has participated in the Post-graduate Neurological Surgery Laser Workshop at Northwestern University Medical School. Dr. Morrow has presented an exhibit to the Scoliosis Research Society and given a presentation on Nutritional therapy for Downs Syndrome. He has also done extensive studies of mentally and physically handicapped children and
adults   Dr. Morrow has served as the Medical Director of the National
Association of Child Development.

  Jan Morse, Secretary/Treasurer.
  -------------------------------
  Ms. Morse is the Secretary/Treasurer and current Director of Operations at the BioPulse International, Inc. corporate offices. Her duties include overseeing the running of the BioPulse business offices, managing staff, payroll and book keeping. From 1997 to the present, Ms. Morse worked at Multi-Dimensional Studios as Executive assistant and Director of Operations. Before joining Multi-Dimensional Studios, Ms. Morse worked as a customer service representative with U.S. West. Ms. Morse attended Southern Utah State College (now Southern Utah University) from 1979 to 1981.

Involvement in Legal Proceedings
--------------------------------
  To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

  (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

  (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

  (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities;

                                     13

     (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

     (ii)  engaging in any type of business practice; or

     (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

  (4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

  (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated

  (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Item 6. Executive Compensation.
--------------------------------
  The following chart sets forth the planned compensation payable to each Officer and Director of the Company from the Company during the next twelve months.

SUMMARY COMPENSATION TABLE
--------------------------

                                                  Long Term Compensation
                                         Other    Awards
Name &         Annual Compensation       Annual   Restricted       Payouts
Principal                       Bonus    Compen-  Stock   Options           Other
Position       Year    Salary   $        sation   Awards  /SARs    LTIP     Payout
------------------------------------------------------------------------------------

Jonathan
 Neville       1999    60,000   -0-      -0-      -0-     -0-      -0-      -0-
President

Jan Morse      1999    24,000   -0-      -0-      -0-     -0-      -0-      -0-
Secretary/
Treasurer

Loren Swensen  1999    60,000   -0-      -0-      -0-     -0-      -0-      -0-

                                     14

Stephen R. Fey 1999    -0-      -0-      -0-      -0-     -0-      -0-      -0-

F. Briton
 McConkie      1999    -0-      -0-      -0-      -0-     -0-      -0-      -0-

Robert Morrow  1999    -0-      -0-      -0-      -0-     -0-      -0-      -0-

  No other compensation has been paid directly or accrued to any other officer or director of the Company to date. Although the Company has determined an annual salary for its officers, the Company does not plan to pay any of its officers or directors until April 1, 2000, at which time salary for officers and directors are not anticipated to exceed $5,000 per month per officer. The Company has no policy for compensating its directors for attendance at Board of Directors meetings or for other services as directors.

  Compensation of officers and directors is determined by the Company's Board of Directors and is not subject to shareholder approval. The Company has no agreement at this time, with any officer, director or key employee, regarding employment with the Company or compensation for services.

  The Company has no retirement, pension, or benefit plan at the present time, however, the Board of Directors may adopt plans as it deems to be reasonable under the circumstances.

Employment Contracts and Termination of Employment and Change in Control Arrangement
------------------------------------------------------------------------
  The Company has no employment agreements with its employees or executive officers. No executive officer has received in the last three years any amounts in connection with an executive officer's resignation, retirement, or other termination. No executive officer received any amounts in the last three years in connection with a change in control of the Company of a Change in the executive officer's responsibilities after a change in control.

Item 7. Certain Relationships and Related Transactions.
-------------------------------------------------------
  The Company is not expected to have significant dealings with affiliates. However, if there are such dealings the parties will attempt to deal on terms competitive in the market and on the same terms that either party would deal with a third person.

Item 8. Description of Securities.
----------------------------------
  The Company is presently authorized to issue one hundred and ten million (110,000,000) shares, which shall be divided into one hundred million (100,000,000) of Common Stock having a par value of $.001 each; two million (2,000,000) shares of Class A Preferred Stock having a par value of $.001; two million (2,000,000) shares of Class B Preferred Stock having a par value of $.001; two million (2,000,000) shares of Class C Preferred Stock having a par value of $.001: two million (2,000,000) shares of Class D Preferred Stock having a par value of $.001; two million (2,000,000) shares of Class E Preferred Stock.


                                     15

Common Stock
------------
  The holders of common stock are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor.
No holder of any shares of common stock has a preemptive right to subscribe for any securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shared voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holder of the remaining shares will not be able to elect members to the Board of Directors.

Preferred Stock
---------------

  The rights of the various classes of preferred stock shall be determined by the Board of Directors as approved by a majority of the shareholders. To date, 50,374 Preferred Shares have been issued.
The Company has appointed Interwest Transfer Company, 1981 E. 4800 S., Salt Lake City, Utah 84117, as the transfer agent and registrar for the Company's securities.

                                  PART II
                                  -------

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.
-------------------------------------------------------------------------
  The Company's common stock is listed on the Over the Counter Bulletin Board ("OTCBB"), under the symbol "BIOP." As of July 31, 1999, the Company had 169 shareholders holding 6,073,862 shares of common stock. Of the issued and outstanding common stock 2,031,486 are free trading, the balance are restricted sock as that term is used in rule 144. The Company has never declared a dividend on its Common Stock.

  The following quotations, as provided by the National Quotation
Bureau, LLC., represent prices between dealers and do not include retail markup, markdown or commission. In addition, these quotations do not represent actual transactions.

                              CLOSING BID              CLOSING ASK
                              HIGH        LOW          HIGH        LOW
                              ----------  ----------   ----------  -----------
1998
----
First Quarter
 (Aug 1 - Oct 31)             ----        ----         0.15        0.15
Second Quarter
 (Nov 1 - Jan 31)             0.005       0.005        0.25        0.15
Third Quarter
 (Feb 2 - Apr 30)             0.005       0.005        0.25        0.25
                                          16

Fourth Quarter
 (May 1 - July 31)            0.005       0.005        0.25        0.25

1999
----
First Quarter
 (Aug 1 - Oct 31)             ----        ----         0.25        0.25
Second Quarter
 (Nov 1 - Jan 31)             ----        ----         0.25        0.25
Third Quarter
 (Feb 1 - Mar 16)             0.01        0.01         1           .25
 (Mar 17-Apr 30)              UNPRICED
Fourth Quarter
 (May 1 - July 31)            4.75        2            5.50        2.3125

2000
----
First Quarter
 (Aug 1 - Oct 31)             7.875       4            9.50        5

     On November 19, 1998, a 400 to 1 reverse split took place on the outstanding shares of the Company.

     The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividend is subject to limitations imposed by Nevada law. Under Nevada law, dividends may be paid to the extent that the corporation's assets exceed it liabilities and it is able to pay its debts as they become due in the usual course of business.

     The present intention of management is to utilize all available funds for the development of the Company's business.

Item 2.   Legal Proceedings.
----------------------------
     The Company is not a party to any pending material legal proceeding. To the knowledge of management, no federal, state, or local governmental agency is presently contemplating any proceeding against the Company. To the knowledge of the management, no director, officer or affiliate of the Company or owner of record or beneficiary of more than 5% of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3.   Changes in and Disagreements with Accountants.

     Jones, Jensen & Company were previously the principal accountants for BioPulse International, Inc., f/k/a International Sensor Technologies, Inc. On November 10, 1999, the Company terminated the engagement of Jones, Jensen & Company and appointed Crouch Bierwolf & Chisholm as the Company's independent auditor and certifying accountant. The Board of Directors of the Company approved the decision to change accountants.


                                     17




     Jones, Jensen & Company's report with respect to BioPulse International, Inc. balance sheets for the fiscal years ended July 31, 1998 and 1997 and the related statements of operations, stockholder's equity (deficit), and cash flows for the years ended July 31, 1998, 1997 and 1996 and from inception of July 13, 1984 through July 31, 1998 did not contain an adverse opinion or a disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles, but was modified as to going concern.

     In connection with the audit of the Company's financial statements for the fiscal years ended July 31, 1998 and July 31, 1999 and the interim period through November 10, 1999 preceding the date of the Jones, Jensen & Company termination, there were no disagreements, as that term is defined in Item 304 of Regulation S-B, with Jones, Jensen & Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to the satisfaction of Jones, Jensen & Company would have caused Jones, Jensen & Company to make reference to the matter in their report. Jones, Jensen & Company did not advise the Company regarding any "reportable events" as defined in Item 304
(a)(1)(iv)(B) of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities.
------------------------------------------------

(a)       Date of Sale        Title               Amount of Securities Sold
          ----------------    -------------       ---------------------------
          April 6, 1999       Common Stock        2,000,000 shares

     (b) The securities were not publicly offered, they were issued to private individuals in exchange for cash.

     (c)   Share Offering Price:

               $.485 per Share

     (d) This offering was made in reliance upon the exemption from registration provided by section 3(b) of the 1933 Securities and Exchange Act and provisions of Regulation D, Rule 504 promulgated under the 1933 Act("Regulation D").

     (e)  Proceeds of the offering are being used as follows:

          Description                             Offering
          -------------------------------         -------------------
          Total Proceeds:                          $970,000
               Less:
                    Commissions                    $100,000
                    Offering Expenses               $12,000
          Net Proceeds:                            $858,000

          Start-Up Costs                           $100,000
          Marketing/ Advertising                   $200,000
          Clinic Set-Up
               Tijuana, Mexico                     $450,000
               Research & Development               $40,000
          Working Capital                           $68,000
                    Total Expenditures             $970,000
------------------------------------------------------------------------
                                 18

     None of the above expenses were paid directly or indirectly to directors, officers, general partners of the Company or its associates, or to persons owning more that 10% of any class of equity security of the Company or to affiliates of the Company.

Item 5.   Indemnification of Directors and Officers.
----------------------------------------------------
     There are no provisions in the Nevada corporation law or the Articles of Incorporation of the Registrant requiring the corporation indemnify any of the Registrant officers and directors. The articles of incorporation of the registrant provide for indemnification as follows:

     1) No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any action taken or an failure to take any action as a director, except as provided in this Article.

     2) The limitation of liability contemplated in this Article shall not extend to (a) the amount of a financial benefit received by a director to which he is not entitled, (b) an intentional infliction of harm on the corporation or the shareholders, (c) an intentional violation of criminal law, or (d) unlawful distributions.

     3) Any repeal or modification of this Article by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Company pursuant to the provisions of the Company's Certificate of Incorporation, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.









                         [Left blank intentionally]


                                  PART F/S

                        BIOPULSE INTERNATIONAL, INC.
                       (A Development Stage Company)


INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants

Balance Sheet as of July 31, 1999

Statement of Operations from inception, June 4, 1998 through July 31, 1999

Statement of Stockholder's Equity

Statements of Cash Flows for the year ended July 31, 1999 and for the Period from inception through July 31, 1999

Notes to the Financial Statements





                                     20

                                  PART III
                                 ---------

Item 1. Index and Description of Exhibits.
------------------------------------------

Exhibit
Number       Title of Document                                        Location
-----------  -----------------------------------------------------    ------------
3.01         Amended and Restated Articles of Incorporation,          As filed
             as amended

3.02         Bylaws                                                   As filed

10.01        Contract with Dr. Jesus Omar Sanchez Tiznado             As filed

16.01        Letter on Change in Certifying Accountant                As filed

23.01        Consent of Accountant                                    See attached


                                          21


--------------------------------------------------------------------------

                                   SIGNATURES

--------------------------------------------------------------------------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                                     BioPulse International, Inc.


Date: June 21, 2000                  /s/ Jonathan Neville
                                     ---------------------------------
                                     Jonathan Neville
                                     President

Date: June 21, 2000                  /s/ Jan Morse
                                     ---------------------------------
                                     Jan Morse
                                     Secretary/Treasurer



                                     22

-------------------------------------------------------------------------

                                 SIGNATURES

-------------------------------------------------------------------------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                                     BioPulse International, Inc.


Date: June 21, 2000                  /s/ Jonathan Neville
                                     ----------------------------------
                                     Jonathan Neville
                                     President

Date: June 21, 2000                  /s/ Jan Morse
                                     ----------------------------------
                                     Jan Morse
                                     Secretary/Treasurer



                                     23



                        Biopulse International, Inc.

                     Consolidated Financial Statements

                         April 30, 2000 (unaudited)
                                    and
                           July 31, 1999 and 1998


                                  CONTENTS



Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . .3

Consolidated Balance Sheet . . . . . . . . . . . . . . . . . . . . . . . .4

Consolidated Statement of Operations . . . . . . . . . . . . . . . . . . .5

Consolidated Statement of Stockholders' Equity . . . . . . . . . . . . . .6

Consolidated Statement of Cash Flows . . . . . . . . . . . . . . . . . . .7

Notes to the Consolidated Financial Statements . . . . . . . . . . . . . .8





                                    F-2

                               [Letter Head]




                        INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Biopulse International, Inc.


We have audited the accompanying consolidated balance sheets of Biopulse International, Inc., as of July 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended July 31, 1999, for the two months ended July 31, 1998 and from inception on June 4, 1998 through July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Biopulse International, Inc. as of July 31, 1999 and 1998 and the results of its operations and cash flows for the year ended July 31, 1999, the two months ended July 31, 1998 and from inception on June 4, 1998 through July 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's operating loss and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Crouch, Bierwolf & Chisholm
---------------------------------------
Salt Lake City, Utah
December 23, 1999


                                    F-3

                        Biopulse International, Inc.
                         Consolidated Balance Sheet

                                        Assets
                                                April 30               July 31,
                                                  2000          1999          1998
                                             ------------  ------------  ------------
                                              (unaudited)
Current assets
  Cash                                       $    51,135   $     3,988   $         -
  Accounts receivable (net of allowance for
   doubtful accounts of $0 and $0)                 6,435         1,609             -
  Inventory                                       79,445             -             -
  Prepaid rent, Current portion                  113,400             -             -
  Note receivable - related party (Note 9)        48,725             -             -
                                             ------------  ------------  ------------
     Total Current Assets                        299,140         5,597
                                             ------------  ------------  ------------
Property & Equipment, Net (Note 3)               541,789       125,127             -
                                             ------------  ------------  ------------
Other assets
  Prepaid rent - Net of current portion          216,854             -             -
  Deposits                                         9,117         8,731             -
                                             ------------  ------------  ------------
     Total Other Assets                          225,585         8,731             -
                                             ------------  ------------  ------------
     Total Assets                            $ 1,066,514   $   139,455   $         -
                                             ============  ============  ============

                         Liabilities and Stockholders' Equity
Current Liabilities
  Accounts payable                           $   155,725   $   100,729   $         -
  Accrued expenses                                48,480        37,160             -
  Unearned patient fees                           84,635             -             -
  Notes payable - related party (Note 8)               -       190,628             -
                                             ------------  ------------  ------------
Total Current Liabilities                        288,840       328,517             -
                                             ------------  ------------  ------------
Total Liabilities                                288,840       328,517             -
                                             ------------  ------------  ------------
Stockholders' Equity
  Preferred Stock, Class A, authorized
    2,000,000 shares of $.001 par value,
    50,374 issued and outstanding                     50            50             -
  Common Stock, authorized
    100,000,000 shares of $.001 par value,
    6,073,862 issued and outstanding               6,074         6,074             -
  Additional Paid in Capital                   1,018,249     1,018,249             -
  Less: Subscriptions receivable                 (99,566)     (970,000)            -
  Accumulated Deficit                           (147,133)     (243,435)            -
                                             ------------  ------------  ------------
Total Stockholders' Equity                       777,674      (189,062)            -
                                             ------------  ------------  ------------
Total Liabilities and Stockholders' Equity   $ 1,066,514   $   139,455   $         -
                                             ============  ============  ============

 The accompanying notes are an integral part of these financial statements

                                    F-4

                        Biopulse International, Inc.
                    Consolidated Statement of Operations

                             April        July         July       April        April
                          30, 2000    31, 1999     31, 1998    30, 2000     30, 1999
                        ----------- -----------  ----------- -----------  -----------
Revenues:               $2,256,573  $  289,623   $        -  $2,546,196   $  289,623

Cost of Good Sold          994,228     179,870            -   1,174,098      179,870
                        ----------- -----------  ----------- -----------  -----------
Gross Profit             1,262,345     109,753            -   1,372,098      109,753
                        ----------- -----------  ----------- -----------  -----------
Operating Expenses:

  General and
   administrative        1,151,040     353,188            -   1,504,228      353,188
                        ----------- -----------  ----------- -----------  -----------
     Total Expenses      1,151,040     353,188            -   1,504,228      353,188

Net Profit from
 Operations               (111,305)   (243,435)           -    (132,130)    (243,435)

Loss from abandonment
 of leasehold
 improvements               15,003           -            -      15,003            -
                        ----------- -----------  ----------- -----------  -----------
Net Profit Before
 Taxes                      96,302    (243,435)           -    (147,133)    (243,435)
                        ----------- -----------  ----------- -----------  -----------

Provision for
 Income taxes                    -           -            -           -            -
                        ----------- -----------  ----------- -----------  -----------
Net Profit              $   96,302  $ (243,435)  $        -  $ (147,133)  $ (243,435)
                        =========== ===========  =========== ===========  ===========
Net Profit Per Share    $      .02  $     (.05)           -  $     (.03)  $     (.05)
                        =========== ===========  =========== ===========  ===========
Weighted average
 shares outstanding      6,073,862   4,709,752            -   5,391,807    4,709,752
                        =========== ===========  =========== ===========  ===========


 The accompanying notes are an integral part of these financial statemetns

                                    F-5

                        Biopulse International, Inc.
               Consolidated Statement of Stockholders' Equity

                                                                           Additional
                                                                      Susbscriptions
                             Preferred Stock                Common Stock      Recei-
                  Shares    Amount    Shares    Amount     vable   capital   deficit
              -----------------------------------------------------------------------
Balances at
 Inception -
Stock to
 organizers            -   $     - 4,000,000  $  4,000   $     -   $     -   $     -

Net loss
 for the year
 ended
 July 31,
 1998                  -         -         -         -         -         -         -
              -----------------------------------------------------------------------
Balance,
 July 31,
 1998                  -         - 4,000,000     4,000         -         -         -

Recapital
 -ization for
 accounting
 purposes of
 Biopulse,
 Inc.                  -         -    73,862        74         -       (74)        -

Stock
 issued for
 subscrip-
 tions
 receivable
 at $.49
 per share             -         - 2,000,000     2,000  (970,000)  968,000         -

Stock issued
 for cash
 at $1.00
 per share        25,000        25         -         -         -    24,975         -

Stock issued
 for services
 at $1.00 per
 share            25,374        25         -         -         -    25,348         -

Net loss for
 the year
 ended July
 31, 1999              -         -         -         -         -         -  (243,435)
              -----------------------------------------------------------------------
Balance,
 July 31,
 1999             50,374        50 6,073,862     6,074  (970,000)1,018,249  (243,435)




Collection
 of
 subscrip-
 tions
 receivable            -         -         -         -   870,434        -          -

Net profit
 for the
 nine months
 ended April
 30, 2000
 (unaudited)           -         -         -         -         -         -    96,302
              -----------------------------------------------------------------------
Balance,
 April 30,
 2000
 (unaudited)      50,374   $    50 6,073,862  $  6,074  $(99,566)$1,018,249 $(147,133)
              =======================================================================



 The accompanying notes are an integral part of these financial statements
                                    F-6

                        Biopulse International, Inc.
                    Consolidated Statement of Cash Flows

                              2000        1999         1998        2000         1999
                        ----------- -----------  ----------- -----------  -----------
                        (unaudited)                          (unaudited)
Cash Flows from
Operating Activities

  Net profit            $   96,302  $ (243,435)  $        -  $ (147,133)  $ (243,435)
  Adjustments to
  reconcile net loss
  to net cash provided
  by operations:
   Stock for services            -      29,374            -      29,374       29,374
   Depreciation &
    Amortization            35,552      11,385            -      46,937       11,385
   (Increase) decrease
    in receivables          (4,826)     (1,609)           -      (6,435)      (1,609)
   (Increase) decrease
    in inventory           (79,445)          -            -     (79,445)           -
   Increase (decrease)
    in payables             54,996     100,729            -     155,725      100,729
   Increase (decrease)
    in unearned fees        84,635           -            -      84,635            -
   Increase (decrease)
    in accrued expenses    (11,320)     37,160            -      25,840       37,160
                        ----------- -----------  ----------- -----------  -----------
Net Cash (Used)
 Provided by
 Operating Activities     (175,894)    (66,396)           -     109,498      (66,396)

Cash Flows from Investment
Activities:
  Purchase of Equipment   (429,574)   (136,513)           -    (566,087)    (136,513)
  Cash paid for Deposits         -      (8,731)           -      (8,731)      (8,731)
  Cash for prepaid rent   (320,254)          -            -    (320,254)           -
  Cash loan to related
   party                   (48,725)          -            -     (48,725)           -
                        ----------- -----------  ----------- -----------  -----------
Net Cash (Used)
 Provided by
 Investing Activities     (808,553)   (145,244)           -    (953,797)    (145,244)

Cash Flows from
 Financing Activities:
  Issued common stock
   for cash /and
   subscription
   receivable              870,434      25,000            -     895,434       25,000
  Cash received from
   debt financing                -     190,628            -     190,628      190,628
  Principal payments
   on short term debt     (190,628)          -            -    (190,628)           -
                        ----------- -----------  ----------- -----------  -----------
Net Cash (Used)
 Provided by
 Financing Activities      679,806     215,628            -     895,434      215,628



Net increase
 (decrease) in cash         47,147       3,988            -      51,135        3,988

Cash, beginning
 of period                   3,988           -            -           -            -
                        ----------- -----------  ----------- -----------  -----------
Cash, end of period     $   51,135  $    3,988   $        -  $   51,135   $    3,988
                        =========== ===========  =========== ===========  ===========

Supplemental Cash
 Flow Information:

  Cash paid for
   Interest             $        -  $        -   $        -  $        -   $        -
  Cash paid for
   Income Taxes         $        -  $        -   $        -  $        -   $        -
  Stock issued for
   Services             $        -  $   29,374   $        -  $   29,374   $   29,374


 The accompanying notes are an integral part of these financial statements


                        Biopulse International, Inc.
                     Notes to the Financial Statements
                           July 31, 1999 and 1998

NOTE 1 - Summary of Significant Accounting Policies

     a.  Organization
     Biopulse International, Inc. (the Company) was incorporated in the State of Nevada on July 13,1984 originally under the name of Universal Financial Capital Corp. The Company changed its name in September 1985 to International Sensor Technologies, Inc. As International Sensor Technologies, Inc. the Company incurred heavy losses and no revenue from operations. The Company also experienced five years of inactivity. On January 12, 1999, the Company again changed its name to BioPulse International, Inc. when it acquired BioPulse, Inc. The Company is in the business of managing drug and rehabilitation centers, integrated medicine clinics, and medical research programs.

     The Company issued 4,000,000 common shares in exchange for 100 percent of the outstanding stock of Biopulse Inc., a Utah corporation organized June 4, 1998. The share exchange with Biopulse, Inc. was accounted for as a reverse acquisition (recapitalization), therefore all historical financial information is that of the accounting survivor Biopulse, Inc.

     The Company also paid $100,000 to an officer/director of the Company for accounting, legal and organization expenses to recapitalize the Company. This was expensed during the period ended July 31, 1999.

     b.  Recognition of Revenue
     The Company recognizes income and expense on the accrual basis of accounting. Revenue from services to patients is recognized as services are performed.

     c.  Earnings (Loss) Per Share

     The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.  Cash and Cash Equivalents

     The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.  Provision for Income Taxes

     No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately 2,370,000 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2000. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

     Deferred tax assets and the valuation account is as follows at April 30, 2000 and July 31, 1999 and 1998:
                                        April 30,    July 31,     July 31,
  Deferred tax asset:                        2000        1999         1998
                                       ----------- -----------  -----------
     NOL carrryforward                 $  700,000  $  700,000   $        -
     Valuation allowance                 (700,000)   (700,000)           -
                                       ----------- -----------  -----------
  Total                                $        -  $        -   $        -
                                       =========== ===========  ===========
                                 F-8

                        Biopulse International, Inc.
                     Notes to the Financial Statements
                            July 31,1999 and 1998

NOTE 1 - Summary of Significant Accounting Policies (continued)

     f.   Principles of Consolidation

          These financial statements include the books of Biopulse International, Inc and its wholly owned subsidiary Biopulse, Inc. All intercompany transactions and balances have been eliminated in the consolidation.

     h.   Use of Estimates in the Preparation of Financial Statements

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the reporting period. In these financial statements, assets, liabilities and expenses involve extensive reliance on management's estimates. Actual results could differ from those estimates.

     I.   Accounts Receivable Allowance

          The Company periodically reviews accounts receivable and the allowance for doubtful accounts. At April 30, 2000, July 31, 1999 and 1998 no allowance was considered necessary.

     j.   Inventory

          Inventory is recorded at the lower of cost or market on the first-in, first-out basis, and consists primarily of nutrition supplements and medical supplies.

NOTE 2 - Going Concern

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had recurring operating losses and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
     It is management's plan to continue developing its medical clinics, thus creating necessary operating revenue.

NOTE 3 - Property and Equipment

          The Company capitalizes purchases of long lived assets that are expected to give benefit to the Company over the life of the asset. The Company also capitalizes improvements and costs that increases the value of or extend the life of the asset.

          Capitalized assets are depreciated over the estimated useful lives of the assets (five to seven years for furniture and fixtures and leasehold improvements, three to five years for computer equipment) on the straight line basis.

                                    F-9

                        Biopulse International, Inc.
                     Notes to the Financial Statements
                           July 31, 1999 and 1998

NOTE 3 - Property and Equipment (continued)

          Property and Equipment consists of the following at April 30, 2000, July 31, 1999 and 1998:

                                        April 30,             July 31,
                                             2000        1999         1998
                                       ----------- -----------  -----------
     Furniture & Equipment             $  129,204  $   20,935   $        -
         Medical Equipment                453,130     110,606            -
         Leasehold improvements             5,892        4,971           -
         Accumulated Depreciation         (46,437)    (11,385)           -
                                       ----------- -----------  -----------
         Total Property & Equipment    $  541,789  $  125,127   $        -
                                       =========== ===========  ===========

NOTE 4 - Development Stage Company

          The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and defining its business operation in order to generate significant revenues.

NOTE 5 - Related Party Transactions

          An officer loaned the Company $90,000 during the year ended July
     31, 1999.   The note is non-interest bearing, unsecured, and due
     within one year. The balance of the note at April 30,2000 and July 31, 1999 is $0 and $90,000.

          A shareholder loaned the Company $10,628 during the year ended July 31, 1999. The note is non-interest bearing, unsecured, and due within one year. The balance of the note at April 30, 2000 and July 31, 1999 is $0 and $10,628.

          A corporation under common ownership loaned the Company $90,000 during the year ended July 31, 1999. The note is non-interest bearing, unsecured, and due within one year. The balance of the note at April 30, 2000 and July 31, 1999 is $0 and $90,000.

          The Company loaned a corporation under common ownership $74,620 during the three months ended October 31, 1999. The note is non-nterest bearing, unsecured, and due within one year. The balance of the note at April 30,2000 is $48,725.

NOTE 6 - Equity

          During January, 1999, the Company issued 4,000,000 shares of common stock for 100 percent of the outstanding stock of Biopulse, Inc. The shares were valued at $4,000.

          During April 1999, the Company issued 2,000,000 shares of common stock for subscriptions receivable of $970,000.

          During April 1999, the Company issued 25,000 shares of preferred stock, class "A" for cash of $25,000.

         During April 1999, the Company issued 25,374 shares of preferred stock, class "A" for services valued at $25,374.
                                F-10

                        Biopulse International, Inc.
                     Notes to the Financial Statements
                           July 31, 1999 and 1998

NOTE 7 - Commitments and Contingencies

          The Company is committed to an operating lease for office space in Sandy, Utah. The lease requires the Company to pay monthly rent of
     $8,731 and expires December 2003.

          The Company is committed to an operating lease for office space in Tijuana, Mexico. The lease is month to month and requires the Company to pay monthly rent of $3,532.

          Future minimum operating lease payments are as follows at July
31, 1999:

     1999  $    43,655
     2000      104,772
     2001      104,772
     2002      104,772
     2003      104,772
          -------------
     Total $   462,743

NOTE 8 - Notes Payable-Related Party

         Notes payable - related party are detailed as follows:

                                                  April 30,             July 31,
                                                       2000        1999         1998
     Note payable to an officer of the Company,
     non-interest bearing, due within one year
     and unsecured                                        -      90,000            -

     Note payable to a corporation under
     common ownership, non-interest bearing,
     due within one year and unsecured                    -      90,000            -

     Note payable to a shareholder of the
     Company, non-interest bearing, due
     within one year and unsecured                        -      10,628            -
                                                 ----------- -----------  -----------
     Total Notes Payable- Related Party          $        -  $  190,628   $        -
                                                 =========== ===========  ===========

NOTE 9 - Note Receivable - Related Party

     Notes receivable - related party are detailed as follows:

                                                  April 30,             July 31,
                                                       2000        1999         1998
                                                 ----------- -----------  -----------
     Note receivable from a corporation, under
     common ownership, non-interest bearing,
     due within one year                             48,725           -            -
                                                 ----------- -----------  -----------
     Total Notes receivable - Related Party          48,725  $        -   $        -
                                                 =========== ===========  ===========

                                    F-11

                        Biopulse International, Inc.
                     Notes to the Financial Statements
                           July 31, 1999 and 1998

NOTE 10 - Preferred Stock

          The Company has authorized five classes of Preferred Stock, each class has 2,000,000 shares authorized at $.001 par value. At July 31, 1999, the Company has 50,374 shares of Class A convertible preferred stock outstanding. These shares are convertible into common stock at a rate of two shares of common stock for each share of preferred stock any time after January 8, 2000. Since the Company's common stock was valued at $0.49 per share at the commitment date (based on actual sales of 2,000,000 shares of common stock at $0.49 per share), no beneficial conversion feature was accounted for.

NOTE 11 - Subsequent Events

          In December 1999, the Company entered into an agreement with Wicker Medical Clinic in Bad Nauheim, Germany. The agreement consists of Biopulse selling wicker medical equipment and training staff members how to perform the alternative medical procedures developed by Biopulse. Biopulse will receive $3,000 of each treatment performed in the Wicker clinic. The two entities will also refer patients to one another under the terms of the agreement.

NOTE 12 - Reverse Stock Split

          In November 1998, the board of directors authorized a 1 for 400 reverse stock split. These financial statements have been retroactively restated to reflect the reverse split.

NOTE 13 - Unaudited Information

          The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the nine months ended April 30, 2000. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

                                    F-12